Exhibit 99

Selections from conference call relating to Sherritt's unsolicited offer and
Fording's proposal to convert to an income trust - October 23, 2002 - 8:00 a.m. MT

Good morning ladies and gentlemen. Thank you for standing by. Welcome to the Fording's Third Quarter Results Conference Call. At this time, all participants are in the listen only mode. Following the Company's prepared remarks there will be an opportunity for analysts and shareholders to ask questions. If anyone has any difficulties hearing the conference, please press the * key followed by 0 for operator assistance at any time. I would like to advise participants that this conference call is being recorded. This call is also being webcast and an archive will be available on the Company's website at Fording.ca.

I would now like to turn the meeting over to Mr. Jim Gardiner, President & CEO of Fording. Please go ahead Mr. Gardiner.

Fording

Thank you Operator. Thank you everyone for joining us today. With me on today's call are Jim Popowich, Executive Vice-President and Allen Hagerman, Vice-President, Chief Financial Officer. Before I continue, Allen Hagerman would like to read our Safe Harbour Statement. Allen...

Fording

I remind participants that certain statements made in today's call may be considered forward looking information. Forward looking information is, by its nature, subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward looking information. Risks, uncertainties and other factors that affect the reliability of forward looking information are discussed in our public filings with the Canadian Securities Regulatory Authorities and the United States Securities Exchange Commission.

Fording

Thank you Allen. I will be addressing to two subjects today. First, I will comment about our third quarter financial results. I will then review our proposal to reorganize or convert into an income trust.

SKIPPED DISCUSSION

Fording

I now want to turn to Monday's announcement of our intention to reorganize the company into an income trust.

The goal of this reorganization is to unlock the value of our cash flow and provide an enhanced platform for future growth. There are significant advantages for our shareholders and for the Company in adopting the income fund structure. From the perspective of our shareholders, an income trust represents a more tax efficient structure and one that will return more cash flow to them than is available under the current corporate structure. We also expect that the new structure will result in more favourable valuations for the trust units than the historical trading range for the common shares and enhance our access to equity capital for future growth.

The decision follows a lengthy review by our Company, together with our financial advisors, on the implications of a trust structure. It was determined that our business is very well suited to the income trust structure. Our business has high EBITDA margins and is highly cash taxed. Our mines are very profitable with long life, low cost reserves. We have a strong balance sheet with limited debt. We have a strong and stable cash flow and the ability to grow our cash flow with minimal capital. The Company also has low, on-going, sustaining capital requirements, a diversified customer base and geographical diversification necessary to maintain a strong and stable cash flow into the future.

On Monday we were informed that Sherritt Coal Partnership II intends to make an unsolicited bid to acquire all of the Company's outstanding common shares. Our Chairman has already indicated in strong terms that the offer described in the press release is not acceptable. It is the opinion of our management and directors and of our financial advisors that our proposal for an income trust is the superior alternative for unlocking shareholder value.

That concludes our prepared remarks, Operator. We can now take some questions.

SKIPPED DISCUSSION
Sterite (Scotia Capital)	Good morning. Is it your intent to open a data room to facilitate other interests in the Company also?
Fording	No, it's not. Our intent is to proceed with our income trust structure as we've announced.
Sterite	Why wouldn't you do that as a normal course response to having received a hostile bid?
Fording

Well, we haven't, as yet, received a hostile bid and our consideration, the board's consideration, is that the income trust structure which we have announced is the best option going forward to the Company and it's on that basis that we're proceeding.

Sterite	Okay, thank you.
SKIPPED DISCUSSION
Terrence Orkland (TSO & Associates)

Good morning. Just want to come back to the first question that was asked. If you make a linear assumption that taxes are the key issue here just by [?] income trust I guess a) why getting closer to before the respective shareholder returns and benefits into why are we not soliciting other possible bidders whereby they may also have a tax benefits to the Company? Did the board look into this?

Fording

Well, we've been working on this structure of the income trust now for several months with our advisors and with our board and our determination at the end of that process is that this is the best vehicle to move forward with in the interests of our shareholders and it's on that path that we are proceeding.

SKIPPED DISCUSSION
Ron Mayers (Genoa Capital)

Hi, it's Ron Mayers. Gentlemen, I must confess to a certain degree of shock at your unwillingness to pursue other value enhancing transactions. It may well be that the income trust route is the way to go but how do you know if haven't examined what else is out there? How can you fulfil your fiduciary obligations to the shareholders of this Company by arrogantly assuming that your proposal is the best?

Fording	Well, we certainly believe that our proposal offers superior value.
Mayers	To what?
Fording	To something we haven't received yet because we haven't received anything from Sherritt.
Mayers	But you are doing nothing to facilitate that.
Fording	We have a strong and experienced board of directors and very, very confident financial advisors and we'll address any potential bids if and when they are received.
Mayers	Why wouldn't you do everything you can to maximize my shareholder value in your Company? You're my fiduciary?
Fording	We believe that the income trust structure offers the best value to shareholders... (Mayers interrupts, two voices speaking)... value to our shareholders.
Mayers	But why not invite somebody else to bid better?
Fording	This is a public transaction, if someone else was going to bid better, presumably they will do so.
Mayers

So we are left with the choice of your income trust where you haven't exactly figured out what it's worth yet or how you are going to determine what amount of income gets distributed, what percentage of cash flow gets distributed against a $29.00 bid from Sherritt that you say undervalues your Company. What I am saying is open a data room, auction the process and find a better bidder.

Fording

I think the short answer is that we decided to, along with our board and advisors, to pursue an income trust (Mayer interrupts...) as being in the best interest of our shareholders and we have not decided to put their Company up for sale.

Mayers

If you want to put your head in the sand, that's fine. I will be corresponding with your board of directors and I invite the other shareholders of the Company to do the same to urge you in fulfilling your fiduciary duty in being the responsible people I know you to be, that you put this Company up for auction.

Fording	Okay, I understand what you said.
Mayers	Thank you.
SKIPPED DISCUSSION
Deng Chung ([Fairalon] Capital)

Hi, good morning, actually I have a couple of questions and thanks ahead for your patience. Number one, when you said that you and the board of directors have decided that not to open a data room to the income trust and this decision was made over the past couple of months, does that mean you have explored, actually tried to talk to other bidders and the interest is not substantial, therefore, you have decided to do this within a month and a half and that's the best strategy after study. Number two, in regard to tax consequences, is there any tax consequences to shareholders if you were to accept Sherritt's bid because of the spin off? Number three, is more an asbestos issue. You have commented on the press releasing in regard to where that stands. Is there any government agencies, right now, looking at us, like EPA what have you in regard to asbestos, is that a contained ore and how long has that been operation before you discontinued processing that ore and lastly, (sorry about the flood of questions) is in general about the industry a lot of talk has been going on in regards to the price elasticity of the demand for Met coal, but seems like you and some of the others still have excess inventory, does that mean after pricing increase the demand for industries, indeed the price elastic and people are substituting with other materials for Met coal and, therefore, the 14 metric tonnes is less reasonable next year given what you are seeing now. Thank you very much and I'm sorry about the flood of questions.

Fording

I'm going to try to answer question one and the last one. New speaker: Maybe could we do the first one and maybe I could give a comment. We have a very, very strong and serious board. The Company and that board initiated a process that we believe will offer superior value to our shareholders and we think that its superior in value to the Sherritt announcement for which no bid had yet been received, and the Sherritt announcement does not automatically imply that the board of directors initiated a change of control. So, we've got a strong and experienced board, the board will take counsel from its legal and financial advisors and I have no doubt will deal responsibly with all future developments. So does that sort of get at that first question?

Chung

Yes, well you said that you're in the process of for a couple of months, does that mean that you've talked to other people already and evaluated all the options as a responsible board and decided that income trust is indeed the best option, you don't need that much time to try to auction the Company because you have done that work already?

Fording	We believe that the income trust unlocks good value for our shareholders and is the appropriate thing to do at the present time.
Chung	Yes, that answers my first question. Thank you.
Fording

Okay, I'm going to try the last question while that one's thinking about the other one. In terms of elasticity and the priceiness, there's no doubt that one of the factors in this kind of year's market is the fact that the price goes the last two years for met coal because of the supply and demand has moved upwards. While, especially in this past year, the prices for thermal coal and lower quality coals which are characterized by oversupply in the market has gone down so they've moved apart and that has met [?] in this current year, certainly customers are trying to use all of the lower quality coal because it's lower priced obviously, that they can. Where they start running into problems with that is they try to increase production and the quality of the coke isn't sufficient then it can start to work against them. But certainly that has been a characteristic of the market this year where customers have moved to trying to use all of the lower quality coals that they can but as the steel situations improve and productivity becomes a factor, then there'll be a tendency to have to move back to the better quality coals.

Other materials, or other options I don't think there isn't other materials, the only other option is to make steel a different way and the bottom line is that the BOF technology is still the lowest cost method of making high quality steel from base materials and especially so in our market areas in Asia and Europe.

So that would be my answer to that last question and Allen, can you pick up on the other.

Fording	I believe you had a question on tax consequences on the Sherritt bid.
Chung	Yes.
Fording

One, I guess we haven't seen anything other than an announcement we have not received a bid and I think on the tax consequences of a share bid I'd refer you to Sherritt. I mean I don't know what it's going to look like. They did say $29 in cash or something, but they also said the income trust, so we don't have any real details on that.

SKIPPED DISCUSSION
Eric Rosenthal (Crescendo Partners)	Was there inquiries from Sherritt or Teachers or their advisors prior to their announcement on Monday?
Fording	Our Chairman received a call just prior to the announcement stating what they intended to do, as I understand it, but that's the only contact we've had.
Rosenthal	Okay, there wasn't anything in previous months, any attempt at a friendly deal?
Fording	No.
Rosenthal	And, were there approaches from any other parties, prior to the announcement of your income trust on Monday?
Fording	I don't think that's something that we really get into talking about previous approaches. So I think we just defer on that one.
Rosenthal	Have you had any approaches after you've made your announcement after the announcement on Monday or your income trust announcement?
Fording	No
Rosenthal	And, who are your, what investment bank and what law firm are you using for the income trust?
Fording	We're using RBC Capital Markets and Osler, Hoskin & Harcourt.
Rosenthal	Okay.
Fording	And I think, operator, maybe another 10 minutes or so and then we'll cut it off.
Michael Brown (Enterprise Capital Management)	Do you have any more clarity on the timing of the filing of a prospectus for the income trust and the eventual shareholders meeting?
Fording

Well, we are working hard on it and we currently anticipate a mailing of circular near to the end of November and shareholder vote before the end of December. And the effective date of the transaction timed with the tax calendar year of December 31st. Does that answer your question?

Brown	Thank you.
SKIPPED DISCUSSION
John Copdoza (Chesapeake Partners)

Hi, as it relates to what feels like your unwaivering commitment to the income trust structure, do you feel as the management of a public company that you have a fiduciary duty to maximize shareholder value.

Fording	Well, I think that answer to that question is, yes.
Fording	We have a fiduciary duty to act in the best interests of all shareholders yes.
Copdoza	Okay, if that's the case then how can you be confident that you are maximizing shareholder value if you don't plan on exploring the sale of the company?
Fording

Well that's exactly what we've been trying to do in pursuing this income trust and the determination and advice our advisors and our board determination is that this structure is going to unlock the best value to our shareholders as opposed to other alternatives and because of that we're proceeding to change the structure of the Company to an income trust.

Fording	I've got to re-iterate we've a very strong and very experienced board. The board will take counsel from its legal and financial advisors and will deal responsibly with all future developments.
Copdoza

I guess, certainly having an experienced board is helpful but there's really no cost to you and there's only benefit to shareholders by exploring the sale of the Company while concurrently considering the income trust.

Fording	Yeah, I think we've answered that question and that line of questions as best as we can at this time.
Copdoza	Okay, thanks a lot.
Rory Conner (Carlson Capital)	My questions have been answered thanks.
Moderator	Mr. Gardiner, there are no further questions at this time, please continue.
Fording	Okay, operator, well thank you everyone for attending our call and have a good day.
Moderator	Ladies and gentlemen this concludes the conference call for today, thank you for participating please disconnect your line.

Note:

[] are used to indicate language that was inaudible on the webcast version of this conference call. Text inside the [] indicates our understanding of what was said during the conference call.

If an offer is commenced, Fording will file a Solicitation / Recommendation Statement with the U.S. Securities and Exchange Commission with respect to the offer. The Solicitation / Recommendation Statement will contain important information which should be read carefully before any decision is made with respect to the offer. The Solicitation / Recommendation Statement will be made available to all shareholders of the company, at no expense to them. The Solicitation / Recommendation Statement will also be available at no charge on the U.S. Securities and Exchange Commission's web site at www.sec.gov.

# # # # #